This pricing supplement which is not complete, relates to an automatically effective Registration Statement under the Securities Act of 1933, as amended. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell Notes in any jurisdiction where such an offer would not be permitted.

Subject to Completion, dated February 5, 2007

AMENDMENT NO. 1 TO
PRICING SUPPLEMENT
Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006

Toyota Motor Credit Corporation
Medium-Term Notes, Series B
100% Principal Protected Asian Currencies Basket Notes
due September , 2008
(the “Notes”)
$10 principal amount per Note

The Notes:		Payment on the maturity date:
•	The Notes are designed for investors who believe that the value of the Chinese renminbi (yuan), the Indian rupee, the Indonesian rupiah and the Singapore dollar will appreciate relative to the United States dollar from the pricing date to a date shortly before the maturity date.	•	The amount you receive on the maturity date will be based upon the direction of and percentage change in the value of the Asian Currencies Basket from the pricing date to a date shortly before the maturity date:

• •

The Notes are 100% principal protected on the maturity date.

There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date. Investors must be willing to forego periodic interest payments on the Notes.

			•	If the value of the Asian Currencies Basket has increased, you will receive the $10 principal amount per Note plus a redemption amount of $10 multiplied by % (such percentage expected to be between 180% and 200% and to be determined on the Pricing Date) of the percentage increase; or
•	The Notes will not be listed on any securities exchange.		•	If the value of the Asian Currencies Basket has decreased or has not increased, you will receive the $10 principal amount per Note.
•	The Notes will be unsecured general obligations of TMCC and will rank equally with all other unsecured and unsubordinated indebtedness of TMCC from time to time outstanding. The Notes will be part of a series of debt securities issued by TMCC entitled “Medium-Term Notes, Series B”. The Notes will be denominated and payable in United States dollars. The Notes will have the CUSIP No. 892332305.

•	The settlement date for the Notes is expected to be March , 2007.

     To the extent terms of the Notes described in this pricing supplement are different from those described in the accompanying prospectus supplement or prospectus, you should rely on the information in this pricing supplement.

     Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement and page S-3 of the accompanying prospectus supplement.

	Per $10 principal amount of Notes	Total

Public offering price(1)	$10.00	$
Underwriting discount(1)	$.15	$
Proceeds, before expenses, to Toyota Motor Credit Corporation	$9.85	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 Notes will be $9.95 per Note and $.10 per Note, respectively, and for any single transaction to purchase 300,000 Notes or more will be $9.90 per Note and $.05 per Note, respectively.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is     , 2007.

SUMMARY INFORMATION—Q&A

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 100% Principal Protected Asian Currencies Basket Notes due September      , 2008 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Asian Currencies Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

     References in this pricing supplement to “TMCC”, “we”, “us” and “our” refer specifically to Toyota Motor Credit Corporation.

What are the Notes?

     The Notes will be unsecured general obligations of TMCC and will rank equally with all other unsecured and unsubordinated indebtedness of TMCC from time to time outstanding. The Notes will be part of a series of debt securities issued by TMCC entitled “Medium-Term Notes, Series B” and will not be secured by collateral. The Notes will mature on September      , 2008.

     We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

     The Notes will have minimum denominations of $10 principal amount, and $10 multiples in excess thereof. You may transfer the Notes only in $10 multiples. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Notes—Book-

Entry Notes” in the accompanying prospectus supplement.

Are there any risks associated with my investment?

     Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

     Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, over the term of the Notes. The currencies that compose the Basket are the United States dollar, the Chinese renminbi (yuan), the Indian rupee, the Indonesian rupiah and the Singapore dollar. Each of these currencies is referred to in this pricing supplement as a “Basket Component”. Each Basket Component will be assigned an initial weighting. The weightings are set forth in the section entitled “The Basket” in this pricing supplement, assuming a hypothetical pricing date of January 25, 2007. Those currencies with positive weightings in the Basket can be viewed as a long position in the Chinese renminbi (yuan), the Indian rupee, the Indonesian rupiah and the Singapore dollar (collectively the “Long Basket Components”). The currency with a negative weighting in the Basket can be viewed as a short position in the United States dollar (the “Short Basket Component”). The value of the Basket will be set to 100 on             , 2007, the date the Notes are priced for initial sale to the public (the “Pricing Date”).

     In addition, a fixed factor (the “Multiplier”) will be determined on the Pricing Date for each Basket Component by dividing the weighting of each Basket Component by the United States dollar value of that Basket Component on the Pricing Date. The Multiplier can be used to calculate the value of the Basket on any given day by multiplying the Multiplier for each Basket Component by the then current exchange rate for that Basket Component, summing the resulting products and adding 100 to the total. For a list of hypothetical Multipliers for each Basket Component and examples of Basket value computations, please see the section entitled “The Basket” in this pricing supplement.

How has the Basket performed historically?

     The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through January 2007 based upon historical exchange rates, the hypothetical Multiplier of each Basket Component calculated as of January 25, 2007 and a Basket value of 100 on that date, as if it were the Pricing Date. The table and graph are included in the section entitled “The Basket” in this pricing supplement. We have provided this hypothetical historical information to help you evaluate the behavior of the Basket in various economic environments; however, the hypothetical past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

     On the maturity date, you will receive a cash payment equal to the Redemption Amount.

     The “Redemption Amount” per $10 principal amount of Notes to which you will be entitled will depend on the direction of and the percentage change in the value of the Basket from the Pricing Date to the Valuation Date, will be denominated and payable in United States dollars and will equal:

(i) If the Ending Value is greater than the Starting Value, the $10 principal amount per Note multiplied by a percentage equal to:

100 + (Participation Rate x (Ending Value – Starting Value))

(ii) If the Ending Value is equal to or less than the Starting Value, $10.

     The “Starting Value” will be set to 100 on the Pricing Date.

     The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, as described in this pricing supplement.

     The “Valuation Date” will be the seventh scheduled business day before the maturity date of the Notes.

     The “Participation Rate” is equal to      % (such percentage expected to be between 180% and 200% and to be determined on the Pricing Date).

     For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

     Set forth below are three examples of Redemption Amount calculations assuming a hypothetical Participation Rate of 190%, the midpoint of the range of 180% and 200%:

Example 1 — The hypothetical Ending Value is equal to 75% of the Starting Value:

Starting Value: 100 Hypothetical Ending Value: 75

Redemption Amount	= US$10	(Redemption Amount
(per $10 principal amount of Notes)		cannot be less than
$10 per $10 principal amount of Notes)

Example 2 — The hypothetical Ending Value is equal to 105% of the Starting Value:

Starting Value: 100 Hypothetical Ending Value: 105

Redemption Amount	= $10 × (100 + (190% × (105 - 100)))% = US$10.95000
(per $10 principal amount of Notes)

Example 3 — The hypothetical Ending Value is equal to 115% of the Starting Value:

Starting Value: 100 Hypothetical Ending Value: 115

Redemption Amount	= $10 × (100 + (190% × (115 - 100)))% = US$12.85000
(per $10 principal amount of Notes)

Will I receive interest payments on the Notes?

     You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount per $10 principal amount of Notes on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in possible increases in the United States dollar value of the Basket from the Pricing Date to the Valuation Date.

What about taxes?

     For U.S. federal income tax purposes, the Notes will be treated as “contingent payment debt instruments.” As a result, regardless of your method of accounting, you generally will be required to recognize interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payments with respect to the Notes until the stated

maturity date. Generally, gain recognized on a sale, exchange or retirement of a Note (including at maturity) will be treated as ordinary interest income while any loss will be treated as an ordinary loss to the extent of all previous interest income recognized by the investor with respect to the Notes, with the balance treated as capital loss. Losses may be subject to certain limitations and special reporting requirements. Investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Will the Notes be listed on a securities exchange?

     The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including the costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

     In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes.

     If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by certain factors, including the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

     In a situation where there had been no change in the value of the Basket and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount of your Notes. This is due to, among other things, the fact that the $10 principal amount public offering price per Note included, and secondary market prices are likely to exclude, the costs of developing, distributing and hedging the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

     MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

     Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the Ending Value and the Redemption Amount. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment.

What is TMCC?

     Toyota Motor Credit Corporation provides retail and wholesale financing, retail leasing and certain other financial services to authorized Toyota and Lexus vehicle and Toyota industrial equipment dealers and their customers in the United States (excluding Hawaii) and the Commonwealth of Puerto Rico. TMCC is an indirect wholly owned subsidiary of Toyota Motor Corporation of Japan.

     For information about TMCC, see the section entitled “Toyota Motor Credit Corporation” in the accompanying prospectus. You should also read other documents TMCC has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the prospectus.

RISK FACTORS

     Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

     On the Valuation Date, if the Ending Value is less than or equal to the Starting Value, on the maturity date we will pay you only the principal amount of the Notes. This will be true even if the value of the Basket was higher than the Starting Value at some time over the term of the Notes but later falls below the Starting Value on the Valuation Date.

Your yield may be lower than the yield on other debt securities of comparable maturity

     The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar-denominated debt security of TMCC with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Basket

     Economists, analysts and other professionals, including the underwriter of the Notes, MLPF&S, and its affiliates, from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in the foreign exchange markets. However, these views, depending on world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. These views may also not end up correctly predicting actual movements in foreign currency exchange rates. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by MLPF&S or its affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

     You should make such investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any views which may from time to time be expressed by MLPF&S or its affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control

     The value of any currency, including the Basket Components, may be affected by complex political and economic factors, including government policy or actions. The exchange rate of each Basket Component is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Component, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or be floating. Exchange rates of most economically developed nations and many developing nations, including those issuing the Indian rupee, the Indonesian rupiah and the Singapore dollar, are currently permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi (yuan). Governments, including those issuing the Basket Components, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. For example, although the Indian government allows the exchange rate of the Indian rupee to float freely, without a fixed target or band, it will intervene when it deems necessary to preserve stability. Similarly, the Indonesian government allows the Indonesian rupiah to float without an announced level, but will intervene in the foreign exchange market and impose restrictions on certain foreign exchange transactions and dealings. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Components specifically, or any other currency.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government

     On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People’s Bank of China has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

     The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per United States dollar to 8.11 renminbi (yuan) per United States dollar and, as of the Pricing Date, was             renminbi (yuan) per United States dollar. The People’s Bank of China has also announced that the daily trading price of the United States dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-United States dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the United States dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day. The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

     Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the United States dollar/renminbi (yuan) exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi (yuan), whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.

Even though currency trades around-the-clock, your Notes will not

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including costs of developing, hedging and distributing the Notes

     The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

     MLPF&S may act as a market maker for the Notes, but it is not obligated to do so. If MLPF&S does make a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by certain factors, including the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount per Note. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes.

     Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the $10 principal amount public offering price per Note included, and secondary market prices are likely to exclude, the costs of developing, distributing and hedging the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the Basket may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in value of the Long Basket Components relative to the Short Basket Component. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined.

     Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any Basket Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Components and, in turn, the respective exchange rates, which may affect the value of the Basket and therefore, the trading value of the Notes.

     Changes in the volatility of the Basket are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.

     As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Short Basket Component relative to the Long Basket Components prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes. The credit ratings on our Medium Term Notes, Series B, do not reflect these additional factors and risks on the value of the Notes discussed above.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

     The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

     You should also consider the tax consequences of investing in the Notes. The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though there will be no payments on the Notes prior to the stated maturity date. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a Non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

DESCRIPTION OF THE NOTES

     TMCC will issue the Notes as a series of senior debt securities entitled “Medium-Term Notes, Series B” under the an indenture, dated as of August 1, 1991, as amended by a first supplemental indenture, dated as of October 1, 1991 and a second supplemental indenture, dated as of March 31, 2004, which is more fully described in the accompanying prospectus supplement. The Notes will mature on September      , 2008. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 892332305.

     The Notes will not be subject to redemption by TMCC or repayment at the option of any holder of the Notes before the maturity date.

     TMCC will issue the Notes in minimum denominations of $10 principal amount per Note, and in $10 multiples in excess thereof. You may transfer the Notes only in $10 multiples. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Notes—Book-Entry Notes” in the accompanying prospectus supplement.

     The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

     On the maturity date, you will be entitled to receive a cash payment per $10 principal amount per Note equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

     The “Redemption Amount” per $10 principal amount per Note will be denominated and payable in United States dollars, will be determined by the Calculation Agent and will equal:

(i)	If the Ending Value is greater than the Starting Value, the $10 principal amount per Note multiplied by a percentage equal to:

100 + (Participation Rate x (Ending Value – Starting Value)); or

(ii)	If the Ending Value is equal to or less than the Starting Value, $10.

     The “Starting Value” will be set to 100 on             , 2007, the date the Notes are priced for initial sale to the public (the “Pricing Date”).

     The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, using the Exchange Rates on that date, as described in the section entitled “The Basket” in this pricing supplement.

     The “Valuation Date” will be the seventh scheduled Business Day before the maturity date of the Notes.

     The “Participation Rate” is      % (such percentage expected to be between 180% and 200% and to be determined on the Pricing Date).

     A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

     All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on TMCC and the holders and beneficial owners of the Notes.

Hypothetical Returns

     The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Basket:

  the percentage change from the Starting Value to the hypothetical Ending Value;

  the total amount payable on the maturity date per $10 principal amount of Notes;

  the total rate of return to holders of the Notes; and

  the pretax annualized rate of return to holders of the Notes.

     The table below assumes a Participation Rate of 190%, the midpoint of the range of 180% and 200%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with the sale of the Notes.

Hypothetical Ending Value		Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per $10 principal amount of Notes	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)

75.00		-25%	10.00	0.00%	0.00%
80.00		-20%	10.00	0.00%	0.00%
85.00		-15%	10.00	0.00%	0.00%
90.00		-10%	10.00	0.00%	0.00%
95.00		-5%	10.00	0.00%	0.00%
100.00	(2)	0%	10.00	0.00%	0.00%
105.00		5%	10.95	9.50%	6.15%
110.00		10%	11.90	19.00%	11.95%
115.00		15%	12.85	28.50%	17.45%
120.00		20%	13.80	38.00%	22.69%
125.00		25%	14.75	47.50%	27.69%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from January 26, 2007 to July 26, 2008, a term expected to be approximately equal to that of the Notes.

(2)	This is the Starting Value.

     The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates on the day the Ending Value is determined, the actual Participation Rate and the term of your investment.

Events of Default and Acceleration

     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per Note, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

     In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

     The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, from the Pricing Date to the Valuation Date. The currencies that compose the Basket are the Chinese renminbi (yuan), the Indian rupee, the Indonesian rupiah, the Singapore dollar and the United States dollar. Each Basket Component is weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as a long position in the Chinese renminbi (yuan), the Indian rupee, the Indonesian rupiah and the Singapore dollar (collectively the “Long Basket Components”). The currency with a negative weighting in the Basket can be viewed as a short position in the United States dollar (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position.

     On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component by dividing the weighting of a Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on that date. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

     As Exchange Rates move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in a decrease in the value of the Basket.

     To compute the Basket value on any day, 1) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, 2) the resulting products summed and 3) the total added to 100. For example, if the value of the Indonesian rupiah appreciates from an assumed Pricing Date value of 0.109649 IDR/USD to 0.115132 IDR/USD, then the Indonesian rupiah contribution to the value of the Basket would equal 26.2501 (the Multiplier for the Indonesian rupiah, 228.00, multiplied by 0.115132) . The appreciation in the Indonesian rupiah would increase the value of the Basket because of the long position. If the value for the Singapore dollar depreciates from an assumed Pricing Date value of 0.649646 SGD/USD to 0.636653 SGD/USD, then the Singapore dollar contribution to the value of the Basket would equal 24.5000 (the Multiplier for the Singapore dollar, 38.48250 , multiplied by 0.636653) . The depreciation in the Singapore dollar would decrease the value of the Basket because of the long position. Based on the above, assuming the Exchange Rates of the other Basket Components remain the same, the new value of the Basket would be 100.75 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The United States dollar contribution to the value of the Basket will remain constant at -100.0000.

     If January 25, 2007 were the Pricing Date, for each Basket Component, the initial weighting, initial Exchange Rate, Multiplier and initial Basket contribution would be as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate	Multiplier	Initial Basket Contribution

United States dollar	USD	-100.00	1.00000000	-100.0000	-100.0000
Chinese renminbi (yuan)	CNY	25.00	0.12850662	194.5425	25.0000
Indian rupee	INR	25.00	0.02260398	1106.0000	25.0000
Indonesian rupiah	IDR	25.00	0.10964912	228.0000	25.0000
Singapore dollar	SGD	25.00	0.64964594	38.4825	25.0000

     The “Exchange Rates”:

  for purposes of determining a Basket value for the Chinese renminbi (yuan), will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Chinese renminbi (yuan) can be exchanged as reported by Reuters Group PLC (“Reuters”) on page SAEC, or any substitute page thereto;

  for purposes of determining a Basket value for the Indian rupee, will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Indian rupee can be exchanged as reported by Reuters on page RBIB, or any substitute page thereto;

  for purposes of determining a Basket value for the Indonesian rupiah, will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Indonesian rupiah can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto; and

  for purposes of determining a Basket value for the Singapore dollar, will be the currency exchange rate in the interbank market quoted the number of United States dollars for which one Singapore dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto.

     The initial Exchange Rates are equal to the currency exchange rates on the Pricing Date as reported by:

  Reuters on page SAEC at approximately 9:30 a.m. in Beijing, China for the Chinese renminbi (yuan);

  Reuters on page RBIB at approximately 2:30 p.m. in Mumbai India, for the Indian rupee;

  Reuters on page ABSIRFIX01 at approximately 11:00 a.m. in Indonesia, for the Indonesian rupiah; and

  Reuters on page ABSIRFIX01 at approximately 11:00 a.m. in Singapore, for the Singapore dollar.

     For purposes of determining the Ending Value, the Exchange Rates will be those rates as reported on the relevant date by:

  Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m., Beijing time, for the Chinese renminbi (yuan);

  Reuters on page RBIB, or any substitute page thereto, at approximately 2:30 p.m. in Mumbai, India, for the Indian rupee;

  Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Indonesia, for the Indonesian rupiah; and

  Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore, for the Singapore dollar.

     If the currency exchange rates are not so quoted on Reuters page SAEC, Reuters page RBIB or Reuters page ABSIRFIX01 (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Ending Values for the Chinese renminbi (yuan), the Indian rupee and the Singapore dollar will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes and reported by Reuters on page 1FEE, and the Exchange Rate used to determine the Ending Value for the Indonesian rupiah will equal the noon buying rate in Tokyo, Japan for cable transfers in foreign currencies as reported by Bloomberg on page TKC7 (each, the “Noon Buying Rate”). If the applicable Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

     While historical information on the Basket did not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through January 2007 based upon historical Exchange Rates, the Multipliers indicated above and a Basket value of 100 on January 25, 2007, the hypothetical Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

	Monthly Closing Values

	2001	2002	2003	2004	2005	2006	2007

January	93.54	89.35	94.43	97.62	97.16	97.21	100.19
February	92.46	89.65	94.54	97.56	97.07	97.65
March	90.42	90.19	94.19	98.54	96.17	98.03
April	87.88	91.73	94.80	97.17	96.25	99.14
May	88.80	93.40	96.62	95.02	95.85	97.10
June	88.15	94.07	96.24	94.19	95.10	97.29
July	92.31	93.19	96.20	94.63	95.83	97.65
August	94.80	94.03	96.43	94.19	93.36	97.78
September	91.87	93.32	97.06	95.26	94.10	97.66
October	89.35	92.88	96.91	96.04	93.80	99.03
November	89.39	93.59	96.74	97.03	93.62	99.40
December	89.20	94.27	97.30	97.08	94.98	100.22

     The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket.

UNITED STATES FEDERAL INCOME TAXATION

     The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This discussion applies to you if you are an initial holder of Notes purchasing the Notes at their issue price for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, such as:

  a financial institution;

  a regulated investment company;

  a real estate investment trust;

  a tax-exempt entity;

  a dealer in securities or foreign currencies;

  a person holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction, or who has entered into a “constructive sale” with respect to the Notes;

  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

  a trader in securities, foreign currencies or commodities, or a dealer in commodities that elects to apply a mark-to-market method of tax accounting; or

  a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

     As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Characterization of the Notes

     The Notes are “Contingent Notes” as described in the accompanying prospectus supplement. The tax treatment of the Notes will depend on whether the “denomination currency” (as defined in the applicable Treasury regulations) of the Notes is the U.S. dollar. We have determined that the denomination currency of the Notes is the U.S. dollar. Accordingly, the Notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments. The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

     The following discussion only applies to you if you are a “U.S. Holder” of Notes. You are a “U.S. Holder” if you are a beneficial owner of a Note that is for U.S. federal income tax purposes:

  a citizen or resident of the United States;

  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the Notes as described below.

     We are required to determine a “comparable yield” for the Notes. The “comparable yield” is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. We have determined that the “comparable yield” is an annual rate of             %, compounded semi-annually.

     Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. Based on our determination of the comparable yield, the “projected payment schedule” per $10 principal amount Note consists of a single payment of $             on the stated maturity date.

     Based on our determination of the comparable yield and projected payment schedule, the following table states the amount of interest that will be deemed to have accrued with respect to a $10 principal amount Note during each calendar year (assuming semi-annual accrual periods, and that the Redemption Amount does not become fixed more than 6 months prior to the stated maturity date):

Calendar Year	OID Deemed to Accrue During Calendar Year (Per $10 Principal Amount)	Total OID Deemed to have Accrued from Original Issue Date (Per $10 Principal Amount) as of End of Calendar Year
Original Issue Date through December 31, 2007	$	$
January 1, 2008 through the Stated Maturity Date	$	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that will be paid on the Notes.

     For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward to reflect amounts received on sale, exchange or retirement of a Note (including at maturity) as described below.

     Accordingly, subject to a sale, exchange or retirement of the Notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the stated maturity date of the Notes, that equals:

  the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

  divided by the number of days in the accrual period; and

  multiplied by the number of days during the accrual period that you held the Notes.

     For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued.

     Upon a sale, exchange or retirement of a Note (including at maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the Note. Your adjusted tax basis in a Note will equal the cost thereof, increased by the amount of ordinary interest income previously accrued by you in respect of the Note. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You are urged to consult your tax adviser regarding these limitations and reporting obligations.

     Special rules will apply if the Redemption Amount becomes fixed more than six months prior to the stated maturity date. For purposes of the preceding sentence, the Redemption Amount will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, in this case you would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the Note. Your tax basis in the Note and the character of any gain or loss on the sale of the Note could also be affected. You are urged to consult their tax advisers concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

     The following discussion only applies to you if you are a “Non-U.S. Holder” of Notes. You are a “Non-U.S. Holder” if you are a beneficial owner of a Note that is for U.S. federal income tax purposes:

  a nonresident alien individual;

  a foreign corporation; or

  a nonresident alien fiduciary of a foreign estate or trust.

     “Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

     Payments to you on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that you have fulfilled the certification requirement described below and such amounts are not effectively connected with your conduct of a U.S. trade or business.

     The certification requirement referred to in the preceding paragraph will be fulfilled if you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements.

     If you are engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with your conduct of such trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax.

     If you are an individual Non-U.S. Holder, Notes held by you will not be included in your estate for U.S. federal estate tax purposes, provided that interest on the Notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

     Interest paid on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at maturity) will be subject to information reporting if you are not an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

     Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

HEDGING

     To hedge market risks of TMCC associated with its obligation to pay the Redemption Amount, TMCC will enter into a swap agreement with an affiliate of MLPF&S.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     MLPF&S has advised TMCC that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken. MLPF&S and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with TMCC and its affiliates. They have received customary fees and commissions for these transactions. Merrill Lynch Capital Services, Inc., the Calculation Agent for the Notes, is an affiliate of MLPF&S.

INDEX OF CERTAIN DEFINED TERMS
Page

Basket	PS-3
Basket Component	PS-3
Business Day	PS-12
Calculation Agent	PS-3
Ending Value	PS-4
Exchange Rates	PS-14
Long Basket Components	PS-3
Multiplier	PS-3
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-3
Redemption Amount	PS-4
Short Basket Component	PS-3
Starting Value	PS-4
Valuation Date	PS-4